Exhibit 99.2

Greenfire Resources Announces Intention to Conduct Rights Offering

CALGARY, ALBERTA – July 13, 2026 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”) today announced its intention to undertake a rights offering of its common shares (the “Rights Offering”) in connection with its proposed acquisition of Connacher Oil and Gas Limited (the “Acquisition”). The Company expects to launch the Rights Offering in August 2026 for gross proceeds of at least $575 million, subject to receipt of all necessary approvals and market and other conditions.

The Rights Offering is expected to be made to all holders of Greenfire’s common shares of record as of a record date to be determined, with the net proceeds used to repay the Company’s $575 million bridge loan facility (the “Bridge Facility”) to be incurred in connection with the Acquisition. Closing of the Rights Offering is expected to be conditional upon closing of the Acquisition. The size of the Rights Offering may be upsized prior to launch, subject to market conditions, with the incremental net proceeds reducing outstanding credit facility indebtedness.

In connection with the Acquisition and the Rights Offering, certain limited partnerships comprising Waterous Energy Fund, a current holder of approximately 72.0% of the Company’s outstanding common shares (collectively, “WEF Shareholders”), have agreed to enter into a standby purchase agreement with the Company pursuant to which the WEF Shareholders and any affiliates will commit to fully exercise their basic subscription privilege and purchase common shares not otherwise subscribed for (the “WEF Standby Commitment”). The size of the WEF Standby Commitment will be at least $575 million.

The detailed terms of the Rights Offering, including the WEF Standby Commitment, will be determined prior to commencement through negotiations between the WEF Shareholders and a special committee comprised of independent directors of Greenfire that has been established in connection with, among other things, the Rights Offering. The subscription price for the Rights Offering will not exceed $6.74 per common share (representing a 15% discount to the Company’s five-day volume weighted average price on the TSX as of July 10, 2026), subject to adjustment including to reflect market conditions and the minimum 15% discount required under applicable TSX rules at the time of filing of the final prospectus in connection with the Rights Offering.

The Rights Offering is expected to be made in Canada pursuant to a Canadian prospectus to be filed with Canadian securities regulators and in the United States pursuant to a registration statement on Form F-10 to be filed with the U.S. Securities and Exchange Commission that will contain the Canadian prospectus.

The Company may elect not to proceed with the Rights Offering or may modify its terms, timing and conditions.

This press release is issued pursuant to, and in accordance with, Rule 135 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of securities will be made only by means of a prospectus included in a registration statement filed with the U.S. Securities and Exchange Commission and only in jurisdictions where such offer, solicitation or sale is lawful.

No securities regulatory authority has either approved or disapproved the contents of this press release.

About Greenfire

Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”.

Forward-Looking Information

This news release contains certain “forward-looking statements” concerning anticipated future events, results, circumstances, performance or expectations with respect to the Company and its operations, including its strategy and financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “schedule”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. The forward-looking statements contained in this news release include, but are not limited to: the Rights Offering, including the expected timing, size, commencement, subscription price and discount applicable thereto; the expectation that closing of the Rights Offering will be conditional upon closing of the Acquisition; the expected WEF Standby Commitment, including the size thereof; the anticipated use of proceeds to repay the Bridge Facility; and the filing of a Canadian prospectus and a registration statement on Form F-10.

Forward-looking statements are based on underlying assumptions and management’s beliefs, estimates and opinions, and are subject to inherent risks and uncertainties surrounding future expectations generally that may cause actual results to vary from plans, targets and estimates. Some of the important risks and uncertainties that could affect forward-looking statements include, but are not limited to: failure to complete the Acquisition; determination of the overall size and price of the Rights Offering; final determination of the timing of the Rights Offering; finalization of the terms of the contemplated WEF Standby Commitment; and operational, general economic, market and business conditions, regulatory developments and weather. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 12, 2026 which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company cautions readers that actual results may vary significantly from those expected should certain risks or uncertainties materialize or should underlying assumptions prove incorrect. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW
Suite 800
Calgary, AB T2P 3N9
investors@greenfireres.com
greenfireres.com